SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 31 October 2023

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Transaction in Own Shares dated 02 October 2023
Exhibit 1.2	Transaction in Own Shares dated 03 October 2023
Exhibit 1.3	Transaction in Own Shares dated 04 October 2023
Exhibit 1.4	Transaction in Own Shares dated 05 October 2023
Exhibit 1.5	Transaction in Own Shares dated 06 October 2023
Exhibit 1.6	Transaction in Own Shares dated 09 October 2023
Exhibit 1.7	Transaction in Own Shares dated 10 October 2023
Exhibit 1.8	Director/PDMR Shareholding dated 11 October 2023
Exhibit 1.9	Transaction in Own Shares dated 11 October 2023
Exhibit 1.10	Transaction in Own Shares dated 12 October 2023
Exhibit 1.11	Transaction in Own Shares dated 13 October 2023
Exhibit 1.12	Transaction in Own Shares dated 16 October 2023
Exhibit 1.13	Transaction in Own Shares dated 17 October 2023
Exhibit 1.14	Transaction in Own Shares dated 18 October 2023
Exhibit 1.15	Transaction in Own Shares dated 19 October 2023
Exhibit 1.16	Transaction in Own Shares dated 20 October 2023
Exhibit 1.17	Transaction in Own Shares dated 23 October 2023
Exhibit 1.18	Transaction in Own Shares dated 24 October 2023
Exhibit 1.19	Transaction in Own Shares dated 25 October 2023
Exhibit 1.20	Transaction in Own Shares dated 26 October 2023
Exhibit 1.21	Transaction in Own Shares dated 27 October 2023
Exhibit 1.22	Share Repurchases dated 31 October 2023
Exhibit 1.23	Transaction in Own Shares dated 31 October 2023

Exhibit 1.1

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 2 October 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,358,668 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 August 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,247,690	430,930	1,680,048
Highest price paid per Share (pence):	533.00	532.90	532.90
Lowest price paid per Share (pence):	518.30	518.30	518.30
Volume weighted average price paid per Share (pence):	527.6867	527.1867	526.9483

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	527.6867	2,247,690
Cboe (UK)/BXE	527.1867	430,930
Cboe (UK)/CXE	526.9483	1,680,048

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4307O_1-2023-10-2.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	2 October 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,115,102,004
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	932,744,378
New total number of voting rights (including treasury shares):	18,052,928,882

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.2

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 3 October 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,604,276 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 August 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,366,582	444,151	1,793,543
Highest price paid per Share (pence):	522.40	522.40	522.40
Lowest price paid per Share (pence):	514.70	514.50	514.70
Volume weighted average price paid per Share (pence):	517.8342	517.6762	517.7266

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	517.8342	2,366,582
Cboe (UK)/BXE	517.6762	444,151
Cboe (UK)/CXE	517.7266	1,793,543

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5781O_1-2023-10-3.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	3 October 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,110,987,510
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	932,744,378
New total number of voting rights (including treasury shares):	18,048,814,388

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.3

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 4 October 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 5,502,433 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 August 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,835,890	540,947	2,125,596
Highest price paid per Share (pence):	518.00	518.20	518.00
Lowest price paid per Share (pence):	495.45	495.45	495.45
Volume weighted average price paid per Share (pence):	505.2153	505.6761	505.9833

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	505.2153	2,835,890
Cboe (UK)/BXE	505.6761	540,947
Cboe (UK)/CXE	505.9833	2,125,596

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7280O_1-2023-10-4.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	4 October 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,106,628,842
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	932,744,378
New total number of voting rights (including treasury shares):	18,044,455,720

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.4

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 5 October 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 5,657,353 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 August 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,863,355	639,829	2,154,169
Highest price paid per Share (pence):	501.20	501.20	501.20
Lowest price paid per Share (pence):	489.70	489.70	489.95
Volume weighted average price paid per Share (pence):	496.0967	495.7362	496.1667

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	496.0967	2,863,355
Cboe (UK)/BXE	495.7362	639,829
Cboe (UK)/CXE	496.1667	2,154,169

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8956O_1-2023-10-5.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	5 October 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,102,024,566
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	932,744,378
New total number of voting rights (including treasury shares):	18,039,851,444

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.5

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 6 October 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,211,911 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 August 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,183,449	399,928	1,628,534
Highest price paid per Share (pence):	509.10	509.10	509.10
Lowest price paid per Share (pence):	500.10	500.40	500.10
Volume weighted average price paid per Share (pence):	503.9181	503.9704	503.9753

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	503.9181	2,183,449
Cboe (UK)/BXE	503.9704	399,928
Cboe (UK)/CXE	503.9753	1,628,534

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0388P_1-2023-10-6.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	6 October 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,096,522,133
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	932,744,378
New total number of voting rights (including treasury shares):	18,034,349,011

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.6

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 9 October 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,008,660 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 August 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,922,911	395,334	1,690,415
Highest price paid per Share (pence):	523.00	523.00	523.00
Lowest price paid per Share (pence):	514.30	515.10	514.40
Volume weighted average price paid per Share (pence):	520.7147	520.6499	520.6752

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	520.7147	1,922,911
Cboe (UK)/BXE	520.6499	395,334
Cboe (UK)/CXE	520.6752	1,690,415

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4750P_1-2023-10-9.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

 Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	9 October 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,090,864,780
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	932,744,378
New total number of voting rights (including treasury shares):	18,028,691,658

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.
The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	9 October 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,090,864,780
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	932,744,378
New total number of voting rights (including treasury shares):	18,028,691,658

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held

Exhibit 1.7

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 10 October 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,086,516 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 August 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,051,180	387,732	1,647,604
Highest price paid per Share (pence):	525.50	525.50	525.50
Lowest price paid per Share (pence):	513.40	513.60	513.40
Volume weighted average price paid per Share (pence):	521.6486	521.7453	521.5152

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	521.6486	2,051,180
Cboe (UK)/BXE	521.7453	387,732
Cboe (UK)/CXE	521.5152	1,647,604

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6897P_1-2023-10-10.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	10 October 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,087,101,469
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	932,295,778
New total number of voting rights (including treasury shares):	18,024,479,747

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.8

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, interim chief executive officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.203	72
d)	Aggregated information - Volume - Price - Total	72 £5.203 £374.62
e)	Date of the transaction	10 October 2023
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.9

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 11 October 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 3,981,845 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 August 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,910,819	391,147	1,679,879
Highest price paid per Share (pence):	533.50	533.50	533.50
Lowest price paid per Share (pence):	519.50	519.50	519.60
Volume weighted average price paid per Share (pence):	527.8134	526.9347	527.1650

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	527.8134	1,910,819
Cboe (UK)/BXE	526.9347	391,147
Cboe (UK)/CXE	527.1650	1,679,879

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8404P_1-2023-10-11.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	11 October 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,083,092,809
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	932,295,778
New total number of voting rights (including treasury shares):	18,020,471,087

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.10

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 12 October 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 3,567,159 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 August 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,899,768	322,487	1,344,904
Highest price paid per Share (pence):	538.60	538.60	538.60
Lowest price paid per Share (pence):	527.20	528.40	527.90
Volume weighted average price paid per Share (pence):	534.7018	534.8693	534.8388

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	534.7018	1,899,768
Cboe (UK)/BXE	534.8693	322,487
Cboe (UK)/CXE	534.8388	1,344,904

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9908P_1-2023-10-12.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	12 October 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,079,006,293
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	932,295,778
New total number of voting rights (including treasury shares):	18,016,384,571

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.11

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 13 October 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 802,996 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 August 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	346,955	97,128	358,913
Highest price paid per Share (pence):	547.30	547.30	547.30
Lowest price paid per Share (pence):	544.00	544.10	544.00
Volume weighted average price paid per Share (pence):	546.6603	546.6063	546.7299

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	546.6603	346,955
Cboe (UK)/BXE	546.6063	97,128
Cboe (UK)/CXE	546.7299	358,913

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1392Q_1-2023-10-13.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	13 October 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,075,024,448
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	932,295,778
New total number of voting rights (including treasury shares):	18,012,402,726

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.12

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 16 October 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,238,764 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 August 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,172,810	368,339	1,697,615
Highest price paid per Share (pence):	553.70	553.70	553.70
Lowest price paid per Share (pence):	545.20	545.20	545.20
Volume weighted average price paid per Share (pence):	550.5687	550.4707	550.5278

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	550.5687	2,172,810
Cboe (UK)/BXE	550.4707	368,339
Cboe (UK)/CXE	550.5278	1,697,615

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2847Q_1-2023-10-16.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	16 October 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,071,457,289
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	932,295,778
New total number of voting rights (including treasury shares):	18,008,835,567

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.13

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 17 October 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,208,390 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 August 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,140,825	399,142	1,668,423
Highest price paid per Share (pence):	558.00	558.00	558.00
Lowest price paid per Share (pence):	549.20	549.20	549.20
Volume weighted average price paid per Share (pence):	554.5868	554.7634	554.5900

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	554.5868	2,140,825
Cboe (UK)/BXE	554.7634	399,142
Cboe (UK)/CXE	554.5900	1,668,423

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4331Q_1-2023-10-17.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer
BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	17 October 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,070,654,293
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	932,295,778
New total number of voting rights (including treasury shares):	18,008,032,571

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.14

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 18 October 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,175,779 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 August 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,110,293	359,964	1,705,522
Highest price paid per Share (pence):	561.70	561.70	561.70
Lowest price paid per Share (pence):	554.90	555.00	555.00
Volume weighted average price paid per Share (pence):	557.9762	557.8170	557.7768

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	557.9762	2,110,293
Cboe (UK)/BXE	557.8170	359,964
Cboe (UK)/CXE	557.7768	1,705,522

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5845Q_1-2023-10-18.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	18 October 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,066,415,529
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	932,295,778
New total number of voting rights (including treasury shares):	18,003,793,807

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.15

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 19 October 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,248,148 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 August 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,112,990	387,334	1,747,824
Highest price paid per Share (pence):	560.00	559.80	559.90
Lowest price paid per Share (pence):	547.20	547.20	547.20
Volume weighted average price paid per Share (pence):	551.0619	550.8169	550.9617

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	551.0619	2,112,990
Cboe (UK)/BXE	550.8169	387,334
Cboe (UK)/CXE	550.9617	1,747,824

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7267Q_1-2023-10-19.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	19 October 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,062,207,139
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	932,295,778
New total number of voting rights (including treasury shares):	17,999,585,417

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.16

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 20 October 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,253,843 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 August 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,140,366	332,153	1,781,324
Highest price paid per Share (pence):	559.20	559.20	559.20
Lowest price paid per Share (pence):	544.30	544.30	544.30
Volume weighted average price paid per Share (pence):	551.5529	551.1232	551.1822

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	551.5529	2,140,366
Cboe (UK)/BXE	551.1232	332,153
Cboe (UK)/CXE	551.1822	1,781,324

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8689Q_1-2023-10-20.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	20 October 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,058,031,360
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	932,295,778
New total number of voting rights (including treasury shares):	17,995,409,638

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.17

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 23 October 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,365,339 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 August 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,097,969	482,061	1,785,309
Highest price paid per Share (pence):	545.20	545.20	545.20
Lowest price paid per Share (pence):	529.00	528.90	529.00
Volume weighted average price paid per Share (pence):	535.1096	534.7672	535.0543

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	535.1096	2,097,969
Cboe (UK)/BXE	534.7672	482,061
Cboe (UK)/CXE	535.0543	1,785,309

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0137R_1-2023-10-23.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	23 October 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,053,783,212
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	932,295,778
New total number of voting rights (including treasury shares):	17,991,161,490

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.18

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 24 October 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,309,268 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 August 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,370,848	389,464	1,548,956
Highest price paid per Share (pence):	539.80	539.80	539.80
Lowest price paid per Share (pence):	527.90	528.60	527.80
Volume weighted average price paid per Share (pence):	536.4335	536.5024	536.4013

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	536.4335	2,370,848
Cboe (UK)/BXE	536.5024	389,464
Cboe (UK)/CXE	536.4013	1,548,956

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1573R_1-2023-10-24.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	24 October 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,049,529,369
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	932,295,778
New total number of voting rights (including treasury shares):	17,986,907,647

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.19

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 25 October 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,355,901 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 August 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,542,528	367,320	1,446,053
Highest price paid per Share (pence):	539.10	539.00	539.00
Lowest price paid per Share (pence):	532.10	532.10	532.10
Volume weighted average price paid per Share (pence):	536.0721	536.2490	536.0569

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	536.0721	2,542,528
Cboe (UK)/BXE	536.2490	367,320
Cboe (UK)/CXE	536.0569	1,446,053

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3052R_1-2023-10-25.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	25 October 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,045,164,030
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	932,295,778
New total number of voting rights (including treasury shares):	17,982,542,308

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.20

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 26 October 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,412,205 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 August 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,405,318	395,765	1,611,122
Highest price paid per Share (pence):	539.10	539.10	539.10
Lowest price paid per Share (pence):	528.20	528.30	528.30
Volume weighted average price paid per Share (pence):	533.0882	533.1556	533.0417

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	533.0882	2,405,318
Cboe (UK)/BXE	533.1556	395,765
Cboe (UK)/CXE	533.0417	1,611,122

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4603R_1-2023-10-26.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	26 October 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,040,854,762
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	932,295,778
New total number of voting rights (including treasury shares):	17,978,233,040

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.21

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 27 October 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,353,479 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 August 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,267,858	443,378	1,642,243
Highest price paid per Share (pence):	546.40	546.40	546.40
Lowest price paid per Share (pence):	528.20	528.20	528.20
Volume weighted average price paid per Share (pence):	538.5598	538.3106	538.1533

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	538.5598	2,267,858
Cboe (UK)/BXE	538.3106	443,378
Cboe (UK)/CXE	538.1533	1,642,243

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6059R_1-2023-10-27.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	27 October 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,036,498,861
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	932,295,778
New total number of voting rights (including treasury shares):	17,973,877,139

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.22

BP p.l.c.

----------------------

Share Repurchases

----------------------
31 October 2023

BP p.l.c. (the "Company") announces that it is to commence a share buyback programme to repurchase ordinary shares in the capital of the Company (the "Programme").

The purpose of the Programme is to reduce the issued share capital of the Company towards distributing 60% of surplus cash flow[1] generated in 2023 as announced by the Company on 31 October 2023.

The maximum amount allocated to the Programme is around $1.5 billion for a period up to and including 2 February 2024.

The Programme will be carried out on the London Stock Exchange and/or Cboe (UK) and will be effected within certain pre-set parameters.

Any purchases of ordinary shares by the Company in relation to this announcement will be conducted in accordance with the Company's general authority to repurchase shares granted by its shareholders at the Company's 2023 Annual General Meeting and any further approvals to repurchase shares as may be granted by its shareholders from time to time, the Market Abuse Regulation 596/2014 as it forms part of domestic law by virtue of section 3 of the European Union (Withdrawal) Act 2018 (as amended) and Chapter 12 of the Listing Rules.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

[1] Surplus cash flow is a non-GAAP measure and refers to the net surplus of sources of cash over uses of cash. See pages 28 and 35 of the Company's earlier third quarter financial results announcement on 31 October 2023 for further details.

Exhibit 1.23

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 31 October 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,205,737 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 31 October 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,231,166	434,203	1,540,368
Highest price paid per Share (pence):	506.80	506.80	506.80
Lowest price paid per Share (pence):	495.75	496.00	495.65
Volume weighted average price paid per Share (pence):	503.0251	503.0342	502.9734

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	503.0251	2,231,166
Cboe (UK)/BXE	503.0342	434,203
Cboe (UK)/CXE	502.9734	1,540,368

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9383R_1-2023-10-31.pdf

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 01 November 2023
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews
Company Secretary